Exhibit 99
Orange County — Poughkeepsie
Limited Partnership
Report of Independent Registered Public Accounting Firm
Financial Statements
Years Ended December 31, 2004, 2003 and 2002

ORANGE COUNTY -
POUGHKEEPSIE LIMITED PARTNERSHIP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Partners of Orange County - Poughkeepsie Limited Partnership:
We have audited the accompanying balance sheets of Orange County - Poughkeepsie Limited Partnership (the “Partnership”) as of December 31, 2004 and 2003, and the related statements of operations, changes in partners’ capital, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
New York, New York
March 1, 2005

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP
BALANCE SHEETS
DECEMBER 31, 2004 AND 2003
(Dollars in Thousands)

	2004	2003
ASSETS

CURRENT ASSETS:
Accounts receivable, net of allowances of $0 and $20 in 2004 and 2003, respectively	$244	$73
Unbilled revenue	1,249	866
Due from general partner	—	19,766
Prepaid expenses and other current assets	52	49

Total current assets	1,545	20,754

PROPERTY, PLANT AND EQUIPMENT - Net	34,525	29,622

TOTAL ASSETS	$36,070	$50,376

LIABILITIES AND PARTNERS’ CAPITAL

CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$436	$348
Advance billings	144	310
Due to general partner	3,102	—

Total current liabilities	3,682	658

COMMITMENTS AND CONTINGENCIES (NOTES 5 and 7)

PARTNERS’ CAPITAL	32,388	49,718

TOTAL LIABILITIES AND PARTNERS’ CAPITAL	$36,070	$50,376

See notes to financial statements.

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Dollars in Thousands)

	2004	2003	2002
OPERATING REVENUE:
Service revenue	$163,367	$144,643	$114,591

OPERATING COSTS AND EXPENSES:
Cost of service (excluding depreciation and amortization related to network assets included below)	16,854	17,248	11,652
General and administrative	2,242	2,123	2,900
Depreciation and amortization	5,521	5,179	4,225
Net loss (gain) on sale of property, plant and equipment	60	(3)	(2)

Total operating costs and expenses	24,677	24,547	18,775

OPERATING INCOME	138,690	120,096	95,816

INTEREST AND OTHER INCOME - Net	980	1,472	1,553

NET INCOME	$139,670	$121,568	$97,369

Allocation of Net Income:
Limited partners	$20,950	$18,236	$14,606
General partners	118,720	103,332	82,763
See notes to financial statements.

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP
STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Dollars in Thousands)

	General Partner		Limited Partners
				Warwick
	NYNEX Mobile	Verizon	Taconic	Valley	Total
	Limited	Wireless	Telephone	Telephone	Partners’
	Partnership 2	of the East LP	Corporation	Company	Capital
BALANCE, JANUARY 1, 2002	$38,915	$—	$3,433	$3,433	$45,781

Net income	46,092	36,671	7,303	7,303	97,369

Distribution to partners	(25,500)	(42,500)	(6,000)	(6,000)	(80,000)

Transfer of Partnership interest	(59,507)	59,507	—	—	—

BALANCE, DECEMBER 31, 2002	—	53,678	4,736	4,736	63,150

Net income	—	103,332	9,118	9,118	121,568

Distribution to partners	—	(114,750)	(10,125)	(10,125)	(135,000)

BALANCE, DECEMBER 31, 2003	—	42,260	3,729	3,729	49,718

Net income	—	118,720	10,475	10,475	139,670

Distribution to partners	—	(133,450)	(11,775)	(11,775)	(157,000)

BALANCE, DECEMBER 31, 2004	$—	$27,530	$2,429	$2,429	$32,388

See notes to financial statements.

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Dollars in Thousands)

	2004	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$139,670	$121,568	$97,369
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for uncollectible accounts receivable	—	30	—
Depreciation and amortization	5,521	5,179	4,225
Net loss (gain) on sale of property, plant and equipment	60	(3)	(2)
Changes in certain assets and liabilities:
Accounts receivable	(171)	14	378
Unbilled revenue	(383)	259	420
Prepaid expenses and other current assets	(3)	(13)	107
Accounts payable and accrued liabilities	88	(887)	901
Advance billings	(166)	63	51

Net cash provided by operating activities	144,616	126,210	103,449

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(10,484)	(5,325)	(7,704)
Proceeds from sale of property, plant and equipment	—	—	64

Net cash used in investing activities	(10,484)	(5,325)	(7,642)

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease (increase) in due to/from general partner, net	22,868	14,115	(15,809)
Distribution to partners	(157,000)	(135,000)	(80,000)

Net cash used in financing activities	(134,132)	(120,885)	(95,809)

INCREASE IN CASH	—	—	—

CASH, BEGINNING OF YEAR	—	—	—

CASH, END OF YEAR	$—	$—	$—

See notes to financial statements.

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002
(Dollars in Thousands)

1. ORGANIZATION AND MANAGEMENT
                    Orange County - Poughkeepsie Limited Partnership - Orange County - Poughkeepsie Limited Partnership (the “Partnership”) was formed in 1987. The principal activity of the Partnership is providing wholesale cellular service to resellers who operate principally in the Orange County and Poughkeepsie, New York service areas.
                    The partners and their respective ownership percentages as of December 31, 2004 are as follows:

Managing and general partner:

Verizon Wireless of the East LP*	85.0%

Limited partners:

Taconic Telephone Corporation (“Taconic”)	7.5%
Warwick Valley Telephone Company (“Warwick”)	7.5%
                    * Prior to August 15, 2002 NYNEX Mobile LP 2 was the managing and general partner of the Partnership. On August 15, 2002 NYNEX Mobile LP 2 transferred its 85% partnership interest to its affiliate, Verizon Wireless of the East LP (the “General Partner”). Verizon Wireless of the East LP is a partnership between Verizon Wireless of Georgia LLC and Verizon Wireless Acquisition South LLC, which hold a controlling interest, and Price Communications which has a preferred interest. Verizon Wireless of the East LP is a partnership which is consolidated by Cellco Partnership (d/b/a Verizon Wireless) (“Cellco”).
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                    Revenue Recognition - The Partnership earns revenue by providing access to the network (access revenue) and for usage of the network (airtime/usage revenue), which includes roaming and long distance revenue. In general, access revenue is billed one month in advance and is recognized when earned; the unearned portion is classified in advance billings. Airtime/usage revenue, roaming revenue and long distance revenue are recognized when service is rendered and included in unbilled revenue until billed. The Partnership’s revenue recognition policies are in accordance with the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements and Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition.
                    Approximately 98% of the Partnership’s 2004, 2003 and 2002 revenue is affiliate revenue due to the fact that Cellco is the Partnership’s primary reseller. The wholesale rates charged to Cellco do not necessarily reflect current market rates. The Partnership continues to re-evaluate the rates and expects these rates to be reduced in the future consistent with market trends and the terms of the limited partnership agreement (See Note 4).
                    Cellular service revenues resulting from a cellsite agreement with Cellco are recognized based upon an allocation of airtime minutes (See Note 4).
                    Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to, the accounting for: allocations, allowance for uncollectible accounts receivable, unbilled revenue, fair value of financial instruments, depreciation and amortization, useful lives and impairment of assets, accrued expenses, taxes, and contingencies. Estimates and assumptions are periodically reviewed and the effects of any material revisions are reflected in the financial statements in the period that they are determined to be necessary.
                    Operating Expenses - Operating expenses include expenses incurred directly by the Partnership, as well as an allocation of certain administrative and operating costs incurred by the General Partner or its affiliates on behalf of the Partnership. Services performed on behalf of the Partnership are provided by employees of Cellco. These employees are not employees of the Partnership and therefore, operating expenses include direct and allocated charges of salary and employee benefit costs for the services provided to the Partnership. The Partnership believes such allocations, principally based on the Partnership’s percentage of total customers, customer gross additions, or minutes-of-use, are reasonable.
                    Property, Plant and Equipment - Property, plant and equipment primarily represents costs incurred to construct and expand capacity and network coverage on Mobile Telephone Switching Offices and cell sites within the Partnership’s network. The cost of property, plant and equipment is depreciated over its estimated useful life using the straight-line method of accounting. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related lease. Major improvements to existing plant and equipment are capitalized. Routine maintenance and repairs that do not extend the life of the plant and equipment are charged to expense as incurred.
                    Upon the sale or retirement of property, plant and equipment, the cost and related accumulated depreciation or amortization is eliminated from the accounts and any related gain or loss is reflected in the Statements of Operations.
                    Network engineering costs incurred during the construction phase of the Partnership’s network and real estate properties under development are capitalized as part of property, plant and equipment and recorded as construction in progress until the projects are completed and placed into service.
                    FCC Licenses - The Federal Communications Commission (“FCC”) issues licenses that authorize cellular carriers to provide service in specific cellular geographic service areas. The FCC grants licenses for terms of up to ten years. In 1993 the FCC adopted specific standards to apply to cellular renewals, concluding it will reward a license renewal to a cellular licensee that meets certain standards of past performance. Historically, the FCC has granted license renewals routinely. The current term of both of the Partnership’s FCC licenses expire in January 2008. Both of the Partnership’s licenses are recorded on the books of Cellco. Cellco believes it will be able to meet all requirements necessary to secure renewal of the Partnership’s cellular licenses.
                    Valuation of Assets - Long-lived assets, including property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The impairment loss, if determined to be necessary, would be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.
                    The FCC licenses recorded on the books of Cellco are evaluated for impairment, by Cellco, under the guidance set forth in Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” The FCC licenses are treated as an indefinite life intangible asset under the provisions of SFAS No. 142 and are not amortized, but rather are tested for impairment annually or between annual dates, if events or circumstances warrant. All of the licenses in Cellco’s nationwide footprint are tested in the aggregate for impairment under SFAS No. 142. When testing the carrying value of the wireless licenses for impairment, Cellco determines the fair value of the aggregated wireless licenses by subtracting from enterprise discounted cash flows (net of debt) the fair value of all of the other net tangible and intangible assets of Cellco, including previously unrecognized intangible assets. This approach is generally referred to as the residual method. In addition, the fair value of the aggregated wireless licenses is then subjected to a reasonableness analysis using public information of comparable wireless carriers. If the fair value of the aggregated wireless licenses as determined above is less than the aggregated carrying amount of the licenses, an impairment will be recognized by Cellco. Any impairment loss recognized by Cellco will be allocated to its consolidated subsidiaries based upon a reasonable methodology. Annual impairment tests were performed by Cellco in 2004, 2003 and 2002 with no impairment recognized.
                    On September 29, 2004, the SEC issued a Staff Announcement regarding the “Use of the Residual Method to Value Acquired Assets other than Goodwill.” The Staff Announcement requires SEC registrants to adopt a direct value method of assigning value to intangible assets, including wireless licenses, acquired in a business combination under SFAS No. 141, “Business Combinations,” effective for all business combinations completed after September 29, 2004. Further, all intangible assets, including wireless licenses, valued under the residual method prior to this adoption are required to be tested for impairment using a direct value method no later than the beginning of 2005. Any impairment of intangible assets recognized upon application of a direct value method by entities previously applying the residual method should be reported as a cumulative effect of a change in accounting principle. Under this Staff Announcement, the reclassification of recorded balances from wireless licenses to goodwill prior to the adoption of this Staff Announcement is prohibited. Cellco has evaluated its wireless licenses for potential impairment using a direct value methodology effective January 1, 2005. The valuation and analyses prepared in connection with the adoption of a direct value method resulted in no adjustment to the carrying value of it’s wireless licenses, and accordingly, had no effect on its results of operations and financial position. Future tests for impairment will be performed by Cellco at least annually and more often if events or circumstances warrant.
                    Concentrations - To the extent the Partnership’s customer receivables become delinquent, collection activities commence. The General Partner accounts for 80.4% and 88.8% of the accounts receivable balance at December 31, 2004, and 2003 respectively. The Partnership maintains an allowance for losses based on the expected collectibility of accounts receivable.
                    Approximately 98% of the Partnership’s 2004, 2003 and 2002 revenue is affiliate revenue.
                    The General Partner relies on local and long-distance telephone companies, some of whom are related parties, and other companies to provide certain communication services. Although management believes alternative telecommunications facilities could be found in a timely manner, any disruption of these services could potentially have an adverse impact on the Partnership’s operating results.
                    Although the General Partner attempts to maintain multiple vendors for equipment, which are important components of its operations, they are currently acquired from only a few sources. Certain of these products are in turn utilized by the Partnership and are important components of the Partnership’s operations. If the suppliers are unable to meet the General Partner’s needs as it builds out its network infrastructure and sells service, delays and increased costs in the expansion of the Partnership’s network infrastructure or losses of potential customers could result, which would adversely affect the financial statements.
                    Financial Instruments - The Partnership’s trade receivables and payables are short-term in nature, and accordingly, their carrying value approximates fair value.
                    Income Taxes - The Partnership is not a taxable entity for Federal and state income tax purposes. Any taxable income or loss is apportioned to the partners based on their respective partnership interests and is reported by them individually.
                    Segments - The Partnership has one reportable business segment and operates domestically only. The Partnership’s products and services are materially comprised of wireless telecommunications services.
                    Due to/from General Partner - Due to/from General Partner principally represents the Partnership’s cash position. The General Partner manages all cash, investing and financing activities of the Partnership. As such, the change in Due to/from General Partner is reflected as a financing activity in the Statements of Cash Flows. Additionally, administrative and operating costs incurred by the General Partner on behalf of the Partnership are charged to the Partnership through this account. Interest expense/income is based on the average monthly outstanding balance in this account and is calculated by applying Cellco’s average cost of borrowing from Verizon Global Funding, a wholly owned subsidiary of Verizon Communications. The cost of borrowing was approximately 5.9%, 5.0%, and 5.0% for the years ended December 31, 2004, 2003 and 2002, respectively. Included in Interest and Other Income, Net is net interest income related to the Due from General Partner balance of $980, $1,472 and $1,553 for the years ended December 31, 2004, 2003 and 2002, respectively.

                    Recently Issued Accounting Pronouncements - In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29.” This standard eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets. A nonmonetary exchange shall be measured based on the recorded amount of the nonmonetary asset(s) relinquished, and not on the fair values of the exchanged assets, if a) the fair value is not determinable, b) the exchange transaction is to facilitate sales to customers, or c) the exchange transaction lacks commercial substance. This statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Partnership will adopt the standard effective January 1, 2006. The Partnership does not expect the impact of the adoption of SFAS No. 153 to have a material effect on the Partnership’s financial statements.
                    Reclassifications - Certain reclassifications have been made to the 2003 and 2002 financial statements to conform to the current year presentation.
                    Distributions - The Partnership is required to make distributions to its partners on a quarterly basis based upon the Partnership’s operating results, cash availability and financing needs as determined by the General Partner at the date of the distribution.

3. PROPERTY, PLANT AND EQUIPMENT, NET
                    Property, plant and equipment, net, consists of the following:

		December 31,
	Useful Lives	2004	2003

Buildings	10-40 years	$11,223	$9,951
Wireless plant equipment	3-15 years	51,940	44,525
Furniture, fixtures and equipment	2-5 years	361	318
Leasehold Improvements	5 years	1,725	1,294

		65,249	56,088

Less accumulated depreciation		(30,724)	(26,466)

Property, plant and equipment, net		$34,525	$29,622

                    Property, plant, and equipment, net, includes the following:
                    Allocated capitalized network engineering costs of $245 and $415 were recorded during the years ended December 31, 2004 and 2003, respectively.
                    Construction-in-progress included in certain of the classifications shown above, principally wireless plant equipment, amounted to $1,767 and $852 at December 31, 2004 and 2003, respectively.
                    Depreciation expense for the years ended December 31, 2004, 2003 and 2002 was $5,521, $5,179 and $4,225, respectively.
4. TRANSACTIONS WITH AFFILIATES
                    Significant transactions with affiliates are summarized as follows:

	Years Ended December 31,
	2004	2003	2002

Revenue:
Operating revenues(b)	$158,571	$138,796	$109,232
Cellsite allocated revenues(c)	1,506	2,963	3,037
Cost of Service:
Direct telecommunication charges(a)	1,697	274	302
Allocation of cost of service(a)	3,360	3,315	1,105
Allocation of switch usage cost(a)	4,705	7,256	5,077
Selling, General and Administrative:
Allocation of certain general and administrative expenses(a)	2,198	1,797	1,399

(a)	Expenses were allocated based on the Partnership’s percentage of total customers, customer gross additions or minutes-of-use where applicable. The Partnership believes the allocations are reasonable.

(b)	Affiliate operating revenues primarily represent revenues generated from transactions with Cellco, the Partnership’s primary reseller. The wholesale rates charged to Cellco do not necessarily reflect current market rates. The Partnership continues to re-evaluate the rates and expects these rates to be reduced in the future consistent with market trends and the terms of the limited partnership agreement.

(c)	Cellsite allocated revenues, based on the Partnership’s percentage of minutes of use, result from the Partnership sharing a cell site with the Catskills RSA Limited Partnership, an affiliate entity.
5. COMMITMENTS
                    The General Partner, on behalf of the Partnership, and the Partnership itself have entered into operating leases for facilities and equipment used in its operations. Lease contracts include renewal options that include rent expense adjustments based on the Consumer Price Index as well as annual and end-of-lease term adjustments. Rent expense is recorded on a straight-line basis. The noncancellable lease term used to calculate the amount of the straight-line rent expense is generally determined to be the initial lease term, including any optional renewal terms that are reasonably assured. Leasehold improvements related to these operating leases are amortized over the shorter of their estimated useful lives or the noncancellable lease term. For the years ended December 31, 2004, 2003 and 2002, the Partnership recognized a total of $1,446, $1,234 and $1,100, respectively, as rent expense related to payments under these operating leases, which was included in cost of service and general and administrative expenses in the accompanying Statements of Operations.
                    Aggregate future minimum rental commitments under noncancelable operating leases, excluding renewal options that are not reasonably assured, for the years shown are as follows:

Years	Amount

2005	$1,450
2006	1,310
2007	1,144
2008	1,043
2009	536
2010 and thereafter	638

Total minimum payments	$6,121

From time to time the General Partner enters into purchase commitments, primarily for network equipment, on behalf of the Partnership.
6. VALUATION AND QUALIFYING ACCOUNTS

	Balance at	Additions	Write-offs	Balance at
	Beginning	Charged to	Net of	End
	of the Year	Operations	Recoveries	of the Year
Accounts Receivable Allowances:
2004	$20	$—	$(20)	$—
2003	1	49	(30)	20
2002	—	1	—	1
7. CONTINGENCIES
                    Cellco is subject to lawsuits and other claims including class actions, product liability, patent infringement, intellectual property, antitrust, partnership disputes, and claims involving relations with resellers and agents. Cellco is also defending lawsuits against Cellco and other participants in the wireless industry alleging various adverse effects as a result of wireless phone usage. Various consumer class action lawsuits allege that the Cellco breached contracts with consumers, violated certain state consumer protection laws and other statutes and defrauded customers through concealed or misleading billing practices. Certain of these lawsuits and other claims may impact the Partnership. These litigation matters may involve indemnification obligations by third parties and/or affiliated parties covering all or part of any potential damage awards against Cellco and the Partnership and/or insurance coverage. All of the above matters are subject to many uncertainties, and outcomes are not predictable with assurance.
                    The Partnership may be allocated a portion of the damages that may result upon adjudication of these matters if the claimants prevail in their actions. Consequently, the ultimate liability with respect to these matters at December 31, 2004 cannot be ascertained. The potential effect, if any, on the financial statements of the Partnership, in the period in which these matters are resolved, may be material.
                    In addition to the aforementioned matters, Cellco is subject to various other legal actions and claims in the normal course of business. While Cellco’s legal counsel cannot give assurance as to the outcome of each of these matters, in management’s opinion, based on the advice of such legal counsel, the ultimate liability with respect to any of these actions, or all of them combined, will not materially affect the financial statements of the Partnership.
* * * * * *